Exhibit 4.15

PRIVATE & CONFIDENTIAL

1st Sep 2024
Yukuan Zhang

EMPLOYMENT CONTRACT OF SERVICE

Dear Yukuan Zhang,

We are pleased to offer you an employment with Mercurity Fintech Holding Inc. (hereinafter referred to as “The Company”), as Chief Financial Officer, in accordance with the terms and conditions stated herein. This contract has become effective from September 1, 2024, to replace the old employment contract you previously signed with us.

1.	Scope of Duties:

You may be employed by the Employer in a position other than Chief Financial Officer upon the employer notifying you in writing of such assignment. You will duly and diligently perform all the duties assigned to you while in the employment and truly and faithfully account for and deliver to the Employer. The specific responsibilities are as follows: 1) Responsible for accounting, reporting and budgeting, under the leadership of the Board of Directors and the General Manager; 2) Responsible for the development of corporate profit plan, capital investment, financial planning, business outlook, expenditure budget or cost standard; 3) Establish and improve the company’s internal accounting organization, guidance and data management system, as well as accounting and financial management rules and regulations; 4) Develop and manage tax policy programs and procedures; 5) Organize relevant departments of the company to carry out analysis of economic activities, organize the preparation of financial plans and cost plans of the company, and strive to reduce costs, increase income and reduce expenditure, and improve efficiency; 6) Monitor compliance with state financial laws, regulations, and board decisions.

2.	Emolument:

The Company is offering you a basic salary of US$ 11,500 Only per month based on your declared working experience, knowledges, and skills during the interview. Monthly Salary are calculated from the 1st of the month till end of month. Payout period for basic salary will be on or before 7 days on the month and overtime pay is on or before 14 days on the month.

Bonus, if any, will be payable based on your personal performance and overall performance of the Company and at the sole discretion of the Management.

3.	Term of Employment:

Upon confirmation, either party is allowed to terminate this employment agreement by giving one (1) months’ notice in writing. Offsetting of notice period against unutilized annual leave is not allowed.

The Employer, without prejudice to any remedy it may have against the you, shall have the right to summarily terminate this agreement, and your employment shall be terminated immediately without notice and without pay in lieu of notice, upon the breach by you of the terms and conditions of employment, if you commit any offence against the law of the country of state in which you are for the time being employed, if you become involved in serious financial difficulties, in the event you are guilty of willful disobedience of Employer’s order, of gross negligence or otherwise of misconduct or in the event you commit any act which brings Employer into public disrepute or ridicule. And/or revealing any of the Company’s information to third party or causing harm and damage to the Company.

Upon termination with or without notice of this agreement, you will return all equipment, goods and facilities which have been provided by Employer during the period of employment.

4.	Changes in Terms and Conditions of Employment:

Your terms and conditions of employment may be amended from time to time as the needs of the Employer required. Your performance will be reviewed with you on an annual basis, which is the time any salary changes will be ordinarily made.

5.	Transportation:

The costs of travel from your place of residence to & fro place of work shall be borne by you.

6.	Services:

You will devote the whole of your time, attention and ability to the business of the Employer and will well and faithfully served the Employer and use your best efforts to promote its interest.

7.	Medical Leave

You will entitle to a maximum of fourteen (14) days paid sick leave per year and maximum sixty (60) days (inclusive of the fourteen days sick leave) of hospitalization leave per year.

8.	Medical Leave:

We will reimburse/absorb the medical expenses (consultation fee only) if your MC was issued by a medical practitioner from a public institution complying to Employment Act. Such medical attention shall exclude any expenses in respect of maternity, dental, optical and surgical appliances or artificial limbs. It is to be clearly understood that the Company will not be responsible for any medical attention or expense in respect of any member of your family.

Shall you, on account of illness, be admitted into any hospital, the Company will not be liable for any cost occurred.

9.	Social insurance and housing provident fund:

We will pay your social insurance and housing provident fund in China according to the Chinese labor law through our Chinese subsidiary.

10.	Income Tax:

You are fully responsible for all your personal income tax.

11.	Working Hours:

Your official working hours during probationary period shall be as follows:

5 Days Week	-	Monday through Friday
Except on Saturdays, Sundays, and Public Holidays.
Working Hours: 9.00a.m. - 6.00p.m.

12.	Rules and Regulations:

You agreed to be bound by and faithfully observe and abide by all the rules and regulations or guidelines of the Employer (including but not limited to, any office procedural manuals and any confidentiality of information policies or procedures) which are in effect from time to time which are brought to your notice or of which you should be aware. Any breach of Company’s confidentiality of information policies or procedures calls for severe discipline and / or termination of employment without compensation. All e-mails received should not be deleted and you are liable for any data loss during your tenture with the Company.

13.	Non-Disclosure:

You acknowledge that during your employment with the Company, confidential information of the Employer will be disclosed to you and that any unauthorized disclosure of such information to third parties or use other than for Employer’s purpose could cause extensive harm to the Employer. Confidential information of the Employer includes any and all trade secrets, confidential, private or secret information of the Employer including without limitations

(i) business and financial information of the Employer,

(ii) business methods and practices of the Employer,

(iii) operations strategies of the Employer,

(iv) such information as the Employer may from time to time designate as being confidential to the Employer.

Confidential information will not include information that is in the public domain or information that falls into the public domain, unless such information falls into the public domain by disclosure or other acts by you or through you.

You undertake with the Employer that you will not during your employment with Company or at any time thereafter, unless prior written consent is given by the Employer, either directly or indirectly, utilize on your own behalf or on behalf of any other person, firm or Company (a “person”) or divulge to any other person, except as required by the terms and nature of your employment with the Employer, any confidential information of the Employer, you shall use your best endeavours to prevent the unauthorized disclosure or publication of such information. In addition, you agree that you will not copy any confidential information of the Company including any curriculum belonging to the Company nor remove from the Employer’s premises without the express written permission of the Employer. You recognize and acknowledge that a breach of this provision may result in the termination of your employment and / or the institution of legal proceedings against you.

14.	Non-Solicitation of Clients:

You agree that you will not without the prior written consent of the Employer at any time during your employment with the Employer or for a period of one (01) year from the termination of your employment however caused (whether your employment is terminated by you or the Employer and whether with our without cause on in breach of this Agreement), either individually or through any Company controlled by you and either on your own behalf or on behalf of any person competing or endeavouring to compete with the Employer, directly or indirectly solicit, endeavour to solicit or gain the custom of, canvass or interfere with any person who is a client of the Employer as at the date of termination of your employment or use your personal knowledge of or influence over any such client to or for your own benefit or that of any other person competing with the Employer.

15.	Non-Solicitation of Employees:

You agree that you will not without prior written consent of the Employer, at any time during your employment with the Employer or for a period of one (01) year from the date of termination of your own employment however caused (whether your employment is terminated by you or the Employer and whether with or without cause in breach of this Agreement), either individually or through any Company controlled by you and either on your behalf or on behalf of any other person competing or endeavouring to compete with the Employer, directly or indirectly solicit for employment, or endeavour to employ or retain as an independent contractor or agent, any person who is an employee of the Employer as of the date of termination of your employment or was an employee of the Employer at any time during one (01) year prior to the termination of your employment. You further agree that should you be approached by a person who is or has been an employee of the Employer during the period described above, you will not offer to nor employ or retain as an independent contractor or agent any such person for a period of one (01) year following the termination of your employment.

16.	Owner of Intellectual Property:

If during your employment with the Company, you at any time whether during the course of your normal duties or other duties specifically assigned to you (whether or not during normal working hours), either alone or in conjunction with any other person create or develop any intellectual property (including any work in which copyright subsists or may subsist) you shall immediately disclose same to the Company. You also agree that all such intellectual property and the copyright and other intellectual property rights therein will be owned by the Company for the full term in which such rights exist or are capable of existing.

17.	Return of Company’s Property:

Upon any termination of your employment, you will at once deliver to the Company all documents, effects, money or other property belonging to the Company or for which the Company is liable to others which are in your possession, charge, control or custody. If you do not return the properties to the Company, the Company reserves the right to take legal action against you to recover the said property / properties.

18.	Deductions:

Employer is authorized to deduct from your remuneration such sums as may be required to be deducted or withheld under the provisions of any law now in effect or hereafter put into effect during the terms of this Agreement, including, but not limited to, social security, Employee’s Central Provident Fund contributions and withholding income tax, if any, as well as such other sums as may be agreed with you from time to time.

19.	Governing Laws:

This Agreement will be governed by and construed in accordance with the laws of Cayman Islands.

We look forward to you joining our team and are hopeful that the qualities you bring with you will be of great assistance in the development of our company. It is hoped that you will have a long lasting and successful career with our Company.

Please kindly indicate your acceptance of our offer by signing and returning the duplicate copy of this letter to us.

Yours Sincerely,

Human Resources Team

Mercurity Fintech Holding Inc.

I acknowledge the receipt a copy of Company Hand Book and have understood and shall compliance to the terms and condition stated in it.

Signature by:

/s/ Yukuan Zhang
Yukuan Zhang